UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 3)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

CSS Industries, Inc.

(Name of Subject Company)

CSS Industries, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

125906107

(CUSIP Number of Class of Securities)

William G. Kiesling, Esq.

Senior Vice President — Legal and Licensing and General Counsel

CSS Industries, Inc.

450 Plymouth Road, Suite 300

Plymouth Meeting, PA

(610) 729-3959

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With a copy to:

Justin W. Chairman

Morgan, Lewis & Bockius LLP

1701 Market St.

Philadelphia, PA 19103-2921

(215) 963-5000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2020 and subsequently amended by Amendment No. 1 filed with the SEC on February 4, 2020 and Amendment No. 2 filed with the SEC on February 11, 2020 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by CSS Industries, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to a tender offer by TOM MERGER SUB INC., a Delaware corporation (“Merger Sub”) and direct, wholly owned subsidiary of IG Design Group Americas, Inc., a Georgia corporation (“Parent”) and wholly owned subsidiary of IG Design Group Plc, a public limited company incorporated and registered in England and Wales (“Design Group”), to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share, of the Company for a purchase price of $9.40 per share, net to the seller in cash, without interest and subject to any applicable tax deduction or withholding, upon the terms and subject to the conditions set forth in the the Offer to Purchase, dated January 31, 2020 (as may be amended or supplemented from time to time), and in the related Letter of Transmittal (as may be amended or supplemented from time to time), which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Explanatory Note

As previously disclosed, subsequent to the Company filing the Schedule 14D-9 with the SEC, three complaints were filed by purported stockholders of the Company.  Two complaints, Shiva Stein vs. CSS Industries, Inc. et. al. (1:20-cv-00171-RGA), filed February 3, 2020 (the “Stein Complaint”), and Joseph Post vs. CSS Industries, Inc. et. al. (1:20-cv-00192-RGA), filed February 10, 2020 (the “Post Complaint”), were filed in the United States District Court for the District of Delaware and the third complaint, Adrienne Halberstam vs. CSS Industries, Inc. et. al. (1:20-cv-01075), filed February 7, 2020 (the “Halberstam Complaint” and together with the Stein Complaint and the Post Complaint, the “Complaints”) was filed in the United States District Court for the Southern District of New York.  Each of the Complaints name as defendants the Company and its current directors.  In addition, the Post Complaint names Merger Sub, Parent and Design Group as defendants.  All of the Complaints generally allege that the Schedule 14D-9 omits purportedly material information and seek, among other things, to enjoin the consummation of the transactions described in the Schedule 14D-9, or, in the event such transactions are consummated, rescission or rescissory damages, and costs and fees relating to the lawsuit.  The Post Complaint further seeks judgments (i) directing the defendants to file a Schedule 14D-9 Solicitation/Recommendation Statement that does not contain any untrue statements of material fact and states all material facts required in it or necessary to make the statements within it not misleading and (ii) declaring that the defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder.  While it is not possible to predict the outcome of litigation matters with certainty, the Company believes that the claims raised in the Complaints are without merit.

While the Company believes that the disclosures set forth in the Schedule 14D-9 comply fully with applicable law, to moot certain of plaintiffs’ disclosure claims in the Complaints, to avoid nuisance, potential expense and delay and to provide additional information to its stockholders, the Company has determined to voluntarily supplement the Schedule 14D-9 with the below disclosures. Nothing in the below supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein or in the Schedule 14D-9. To the contrary, the Company denies all allegations in the Complaints that any additional disclosure was or is required.

Item 2.  Identity and Background of Filing Person

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the second paragraph in the subsection entitled “Tender Offer”:

“On February 11, 2020, Design Group obtained the Pre-Emptive Rights Waiver, and on February 12, 2020, Design Group completed the equity financing.  As a result of the completion of the equity financing, the Funding Condition has been satisfied.”

Item 4. The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence after the sentence that begins with “On February 21, 2019,…” in the subsection entitled “Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement”:

“The non-disclosure agreement with Party B does not include a standstill provision.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence after the sentence that begins with “On May 2, 2019,…” in the subsection entitled “Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement”:

“The confidentiality agreement with the controlling affiliate of Party B includes a customary standstill provision but does not include a provision prohibiting the controlling affiliate of Party B from making any request that the Company waive the standstill restriction.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence after the sentence that begins with “On July 7, 2019,…” in the subsection entitled “Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement”:

“The confidentiality agreement with Party C includes a customary standstill provision but does not include a provision prohibiting Party C from making any request that the Company waive the standstill restriction.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by changing the reference to “October 15, 2019” in the sentence that begins with “On October 15, 2019,…” in the subsection entitled “Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement” to “October 16, 2019” and by adding the following sentence after such sentence:

“In such conversation, Party D asked general background questions about the Company but did not make any proposal regarding a transaction. Guggenheim Securities advised Party D that should it be interested in a transaction with the Company it was free to make a proposal.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the paragraph that begins with “On October 23, 2019,…” in the subsection entitled “Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement”:

“On October 28, 2019, Guggenheim Securities had a teleconference with Party D about its potential interest in a transaction with the Company.  Party D again asked general diligence questions about the Company but did not make any proposal regarding a transaction. Guggenheim Securities indicated to Party D that should it wish to obtain further information about the Company, it would be required to enter into a customary non-disclosure agreement.  Party D did not pursue a non-disclosure agreement and did not contact Guggenheim Securities or the Company after such date.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the paragraph that begins with “On November 5, 2019,…” in the subsection entitled “Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement” as follows:

“On November 5, 2019, the Board held an in-person meeting at which Ms. Matthias provided the Board with an update on the Special Committee’s process in respect of the evaluation, consideration, and exploration of whether a sale of the Company would be in the best interests of the Company and its stockholders at that time, including with respect to the Design Group LOI. Representatives of Guggenheim Securities also shared with the Board the in-bound expression of interest received from Party D and advised the Board that, as had been shared with the Special Committee on October 21, 2019, the call had been preliminary in nature.  Guggenheim Securities also informed the Board of the October 28, 2019 call with Party D and advised that, following such call, it had received no further communication from Party D.  In light of that advice, and the exclusivity undertaking with Design Group, the Special Committee decided not to engage with Party D. The Board also discussed the potential adoption of a stockholder rights plan, consistent with the form of such a plan that the Company maintained “on the shelf,” with Guggenheim Securities recommending that such a plan should be adopted in light of the activities of Ribs and the desirability of protecting the Company’s ability to consummate the proposed transaction with Design Group. After discussion, the Board requested that Morgan Lewis and Guggenheim Securities prepare the necessary materials for adoption of a stockholder rights plan for presentation to the Board at a subsequent meeting.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the sentence beginning with “Guggenheim Securities used a discount rate range of…” in the subsection entitled “Opinion of Guggenheim Securities, LLC—Summary of Financial Analyses—Summary of Financial Analyses—Company Discounted Cash Flow Analysis” as follows:

“Guggenheim Securities used a discount rate range of 14.50%-16.85% based on its estimate of the Company’s weighted average cost of capital (which was estimated based on Guggenheim Securities’ (i) investment banking and capital markets judgment and experience in valuing companies similar to the Company and (ii) application of the capital asset pricing model, which requires certain (a) general inputs such as the prospective equity risk premium and the corresponding risk-free rate and (b) Company-specific inputs such as the Company’s forward looking equity beta reference range, the Company’s assumed forward-looking capital structure and the corresponding blended cost of debt, the Company’s prospective marginal cash income tax rate and, as applicable, the appropriate size/liquidity premium for the Company).”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentence after the sentence beginning with “In estimating the Company’s terminal/continuing value…” in the subsection entitled “Opinion of Guggenheim Securities, LLC—Summary of Financial Analyses—Summary of Financial Analyses—Company Discounted Cash Flow Analysis”:

“Guggenheim Securities selected such perpetual growth rates based on its professional judgment taking into account various considerations and factors, including among others (i) the nature of the Company’s business, including recent and expected trends in and competitive dynamics with respect to, and expected long-term growth prospects for, the industry and markets in which the Company operates, (ii) the Company’s Financial Projections and (iii) then-prevailing market expectations regarding long-term economic growth and long-term inflation.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the sentence beginning with “Guggenheim Securities used a seasonal adjustment …” in the subsection entitled “Opinion of Guggenheim Securities, LLC—Summary of Financial Analyses—Summary of Financial Analyses—Company Discounted Cash Flow Analysis” as follows:

“Guggenheim Securities applied a quarterly seasonal adjustment (based on the seasonality of the most recent fiscal year) to the Financial Projections in order to calculate quarterly after-tax unlevered free cash flow.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the first sentence in the subsection entitled “Opinion of Guggenheim Securities, LLC—Summary of Financial Analyses—Summary of Financial Analyses—Company Selected Publicly Traded Companies Analysis” as follows:

“Guggenheim Securities reviewed and analyzed the Company’s historical stock price performance, trading metrics and historical and projected/forecasted financial performance compared to corresponding data for selected publicly traded companies that Guggenheim Securities deemed relevant in its professional judgment for purposes of this analysis (i.e., companies in the consumer goods, household products and manufactured products business (excluding apparel and accessory products) with market capitalizations below $500 million whose primary customers are large, “big box” retailers and whose products are not big ticket items).”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the first sentence in the subsection entitled “Opinion of Guggenheim Securities, LLC—Summary of Financial Analyses—Summary of Financial Analyses—Company Selected Precedent Merger and Acquisition Transaction Analysis” as follows:

“Guggenheim Securities reviewed and analyzed certain financial metrics associated with selected precedent merger and acquisition transactions within the last 10 years involving US target companies in the consumer goods, household products and manufactured products business (excluding apparel and accessory products) with market capitalization below $1 billion and positive LTM EBITDA that Guggenheim Securities deemed relevant for purposes of this analysis.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the first sentence in the subsection entitled “Opinion of Guggenheim Securities, LLC—Summary of Financial Analyses—Other Financial Reviews Solely for Informational Reference Purposes—Premia Paid in Selected Transactions” as follows:

“Guggenheim Securities reviewed, based on publicly available information, the implied premia paid or proposed to be paid in connection with certain selected transactions involving US target companies with transaction values between $50 million and $150 million.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the sentence beginning with “Unlevered free cash flow for the Company…” in the subsection entitled “Certain Financial Projections” as follows:

“Unlevered free cash flow for the Company was arithmetically derived from the Forecasts in the above tables; for these purposes, unlevered net income for the years ending March 31, 2020, 2021, 2022, 2023 and 2024 was estimated to be, respectively (in millions), $7, $8, $9, $10 and $11.”

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection after the subsection entitled “Annual and Quarterly Reports”:

“Satisfaction of Funding Condition

At the General Meeting of Design Group stockholders on February 11, 2020, stockholders of Design Group approved the second tranche of the equity financing and the Pre-Emptive Rights Waiver.  On February 12, 2020, Design Group completed the second tranche of the equity financing and received gross proceeds of approximately $84.2 million.  As a result, the Funding Condition has been satisfied.”

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CSS INDUSTRIES, INC.

By:	/s/ William G. Kiesling
Name:	William G. Kiesling
Title:	Senior Vice President — Legal and
Licensing and General Counsel

Date: February 18, 2020